Exhibit 4.2

$6,000,000	December 21, 2001

SUBORDINATED PROMISSORY NOTE

     FOR VALUE RECEIVED, The Middleby Corporation, a Delaware corporation (the “Company”), promises to pay to the order of Maytag Corporation (together with its successors, endorsees and assigns, “Maytag”) on or prior to December 15, 2006 the principal amount of Six Million and 00/100 Dollars ($6,000,000), as such amount may be changed as described herein.

     The Company further agrees to pay interest on the principal amount of this Note from time to time outstanding at a rate per annum equal to (a) 13.5% from the date hereof through December 31, 2004 and (b) 12% thereafter, subject to the provisions set forth below. Interest shall be computed for the actual number of days elapsed for a year consisting of 365 or, if applicable, 366 days. Such interest shall be payable on the last business day of June and December of each year (each, an “Interest Payment Date”), beginning on June 28, 2002, and at maturity.

     The principal amount of this Note may be decreased as the result of any offset by the Company permitted by Section 2 of the Subordination Agreement against amounts payable to the Company by Maytag.

     All payments of principal hereof and interest hereon shall be payable in lawful currency of the United States of America; provided that (a) interest payable on any Interest Payment Date on or prior to December 31, 2004 shall be paid by the issuance of additional subordinated promissory notes in substantially the form hereof (“Additional Subordinated Notes”); and (b) if and to the extent that any interest scheduled to be paid on any date thereafter may not be paid without violating the terms of the Subordination Agreement, such interest shall be paid at a rate per annum equal to 13.5% by the issuance of an Additional Subordinated Note. As used herein, “Senior Subordinated Debt” means Senior Debt (as defined in the Subordination Agreement) that is subordinated to other Senior Debt.

     Maytag, and each other holder hereof by its acceptance hereof, covenants and agrees that all payments of principal and interest on this Note are subordinated in right of payment to the prior payment in full in cash of all Senior Debt pursuant to, and to the extent provided in, the Subordination Agreement dated as of December __, 2001 (as amended, restated or otherwise modified from time to time, the “Subordination Agreement”) issued by Maytag in favor (a) Bank of America, N.A., as administrative agent (in such capacity, together with any successor or assign in such capacity the “Administrative Agent”) for certain lenders (the “Lenders”) under a Credit Agreement dated as of the date hereof among the Company, Middleby Marshall Inc. (“MMI”), the Administrative Agent and the Lenders (as amended, restated, replaced, refinanced, extended or renewed from time to time, the “Credit Agreement”), (b) American Capital Financial Services, Inc., as administrative agent (the “Agent”) for certain securities purchasers (the “Purchasers”) under a Note and Equity Purchase Agreement dated as of the date hereof among MMI, the Company, the Agent and the Purchasers (as amended, restated, replaced, refinanced, extended or renewed from time to time, the “Note Agreement”) and (c) any other holders of Senior Debt.

     If any Senior Debt is accelerated as a result of any event of the type described in Section 12.1.3 of the Credit Agreement in effect on the date of this Note, then the unpaid principal amount of this Note shall become immediately due and payable. In addition, Maytag may, by notice to the Company, the Administrative Agent and the Agent, declare the unpaid principal amount of this Note, together with interest thereon, to be immediately due and payable upon the occurrence of any of the following events:

(a) Any Change in Control (as defined in the Credit Agreement in effect on the date of this Note).

(b) The sale (except for the sale of inventory in the ordinary course of business) of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole.

(c) Any Senior Debt shall be accelerated or the Company shall fail to pay within five days after becoming due (whether at maturity, by acceleration or otherwise) any Senior Debt in an aggregate principal amount of $1,000,000 or more.

(d) The Company or any subsidiary shall make any payment which is prohibited under Section 10.9 of the Credit Agreement in effect on the date of this Note.

(e) The Company or any subsidiary shall make any Acquisition (as defined in the Credit Agreement as of the date of this Note) without the prior written consent of Maytag if, after giving effect to such Acquisition, the aggregate principal amount of all Senior Debt (including unfunded commitments with respect thereto) exceeds $100,000,000.

(f) The Company or any subsidiary shall create or permit to exist any lien or other encumbrance on its assets, other than (i) liens and encumbrances permitted by the Credit Agreement as of the date of this Note and (ii) liens or other encumbrances securing obligations and liabilities under the Credit Agreement or the Note Agreement (including, without limitation, in connection with replacements, refinancings, extensions or renewals of the Credit Agreement and/or the Note Agreement).

(g) The Company or any subsidiary shall issue any Debt (as defined in the Credit Agreement as of the date of this Note) other than, without duplication, (i) Debt permitted by the Credit Agreement as of the date of this Note, (ii) Debt issued under the Credit Agreement, the Note Agreement and any replacement, refinancing, extension or renewal of either of the foregoing and (iii) Debt that is subordinated to the indebtedness hereunder on terms reasonably satisfactory to Maytag.

     Subject to the terms of the Subordination Agreement, the Company shall have the right to prepay all or any part of the unpaid principal amount hereof at any time without premium or penalty; provided that interest shall be paid on the amount prepaid to and including the date of prepayment.

     Subject to the terms of the Subordination Agreement, this Note may be amended or otherwise modified, or any provision hereof may be waived, from time to time, but only pursuant to a written instrument signed by the Company and Maytag.

     The Company agrees to pay all reasonable costs and expenses (including reasonable attorneys’ fees and court costs) of Maytag in connection with the enforcement of this Note and the collection of amounts due hereunder. Subject to the execution of a reasonably acceptable confidentiality agreement between the Company and each party seeking access to the Company’s information hereunder, the Company further agrees to provide (i) Maytag (and its prospective transferees and assigns) reasonable access during normal business hours, upon reasonable advance notice, to the Company’s books, records, personnel and facilities on the same basis as provided to the holders of the Senior Debt and, upon the reasonable request from Maytag, shall provide copies of all reports and other notices delivered from time to time to the holders of the Senior Debt and (ii) to the extent available and in existence on the date of request, such additional information and reports on the Company’s business condition (financial or otherwise), operations, performance, properties and prospects as may be reasonably requested by Maytag (or any of its prospective transferees and assigns) in connection with a proposed assignment or transfer of this Note. The parties agree and acknowledge that the foregoing will not obligate or require the Company to prepare or compile any information or reports that the Company does not otherwise prepare in the ordinary course of its business and operations.

      THIS NOTE IS GOVERNED BY THE LAWS OF THE STATE OF ILLINOIS WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW (EXCEPT 735 ILLINOIS COMPILED STATUTE §105/5-5)

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     This Note shall be binding upon and inure to the benefit of the Company and Maytag and their respective successors and assigns; provided that the Company may not assign any of its rights or obligations hereunder without the prior written consent of Maytag.

THE MIDDLEBY CORPORATION By: /s/ David B. Baker Its: Vice President Address: 1400 Toastmaster Drive Elgin, Illinois 60120